For further information please contact:
Annika Berglund, Senior Vice President Communications
[redacted]8070 or +46 (0)70 322 8070



# Nomination of board members of Atlas Copco AB for the Annual General Meeting 2005

**Stockholm, Sweden, September 30, 2004**—In accordance with a decision taken at the Annual General Meeting of Atlas Copco AB on April 27, 2004, this is to announce the names of the representatives of four of the largest shareholders, who together with the Chairman of the Board, Sune Carlsson, will work out a proposal for a Board of Directors, to be submitted to the Annual General Meeting 2005 for decision.

**Representatives:**
Marcus Wallenberg, Investor AB, Sweden
Björn C. Andersson, SHB/SPP, Sweden
Tor Marthin, AMF Pension, Sweden
William af Sandeberg, Första AP-fonden, Sweden

The Annual General Meeting of Atlas Copco AB will be held in Stockholm, Sweden, on Wednesday, April 27, 2005.

Shareholders who wish to submit proposals of members of the Atlas Copco AB Board, please contact the Chairman of the Board on e-mail sune.carlsson@se.atlascopco.com, or fax +46-8-615 0026.

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**Atlas Copco** is an international industrial Group with its head office in Stockholm, Sweden. In 2003, the Group had revenues of approximately BSEK 45 (BEUR 4.9), with 98% of revenues outside Sweden, and about 26 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, and CP Chicago Pneumatic. More information can be found on www.atlascopco-group.com.